Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Apimec SP 2017 Public Meeting

Itaú Unibanco Holding is pleased to inform that today, September 26, 2017, is holding an Apimec SP Public Meeting at the Hotel Unique on the Bank’s results and strategy. Please note that the event will be broadcasted simultaneously (video, slides and audio) through the website (www.itau.com.br/investor-relations) in the Portuguese and English.

Information and forward-looking statements are based on information available up to the time of holding the event and involve risks, uncertainties and assumptions, which may be beyond our control.

We wish to inform that with respect to this meeting, Itaú Unibanco Holding supplies:

• Prior to the scheduled beginning (at 2:00 p.m.):

o The slides to be shown (which are also sent to the Brazilian Securities and

Exchange Commission and to B3);

• Following the end of the meeting (at approximately 6:00 p.m.):

o Audio and video in the Investor Relations website within up to four hours.

The public disclosure of this information provides both democratic and equitable access to the market, underscoring our commitment to the transparency of our announcements.

São Paulo, September 26, 2017.

Marcelo Kopel

Investor Relations Officer

Business Model and Value Creation Candido Bracher Executive President & CEO September 26, 2017 www.itau.com.br/investor-relations 1

Concept Recurring Net Income (Cost of Capital x Allocated Capital) VALUE CREATION 2

Value Creation Achieving profit ability higher than our cost of capital We have there fore created the business model that can be applicable to business with varying degrees of risk, thus different Regulatory Capital Cost of Capital capital requirements: Rules in effect issued by the Return Rate required by Credit Central Bank of Braziland investors, taking the business early application of all the risk into account Insurance Operations and Services requirements already known, which will be implemented by Trading 2019 Capital Surplus Therefore, we identify the types of business operations that bring about more value creation 3

In 2012 –Revising the Business Model Economic-financial scenario in 2011/2012... Slowdown in the economic activity in Brazil and abroad Increased volatility and uncertainties Going after higher quality gains The challenge to achieve better results Global Basel III Where were we? 4

In 2012 –Revising the Business Model Itaú Unibanco: Strategy disclosed in 2012 at APIMEC Economic-financial scenario in 2011/2012... Revising the mix of credit products Credit with returns atleast equal to cost of capital Slowdown in the economic Reducing the portfolio risk profile for lower volatility activity in Brazil and abroad Reducing the NPL ratio Increased volatility and Focus on services and insurance operations uncertainties Going after higher quality gains Internationalization Value Creation The challenge to achieve better results Value Creation Compared to the Market Global Basel III , Where were we? Where do we want to be? 4

Sustainable Performance Stockholders’ Equity(R$ Billion) June/12 57% June/17 75.6 118.4 Recurring Net Recurring Income(R$ Billion) ROE (%) Dividends& Net Interest on Capital (R$ Billion) 1H12 1H17 1H12 1H17 1.4 242% 4.9 1H12 1H17 7.1 12.3 19.7 21.8 73% 2012 2016 2.1p.p. 4.5 121% 10.0 Value Creation(R$ Billion) 1H12 136% 1H17 1.7 4.1 6 5

Business Model 1(st)Halfof2017 1(st)Halfof2012 Insurance Insurance Capital Capital Consolidated Credit Operations Trading Consolidated Credit Operations Trading In R$ billion Surplus Surplus and Services and Services Operating Revenues 54.5 28.3 23.7 1.0 1.4 39.4 22.8 15.5 0.6 0.4 Managerial Financial Margin 34.8 23.3 9.1 1.0 1.4 26.7 19.4 6.3 0.6 0.4 Commissions and Fees 15.9 5.0 10.9 0.0 - 8.7 3.4 5.2 - -Result from Insurance(1) 3.8 - 3.8 - - 4.0 - 4.0 - - Cost of Credit (9.8) (9.8) - - - (10.0) (10.0) - - - Retained Claims (0.6) - (0.6) - - (1.0) - (1.0) - -Non-Interest and Other Expenses(2) (26.1) (12.5) (13.4) (0.2) (0.1) (18.7) (9.8) (8.7) (0.2) (0.0) Recurring Net Income 12.3 4.2 6.5 0.5 1.2 7.1 2.5 4.1 0.3 0.2 Regulatory Capital 118.4 56.6 30.0 2.6 29.2 75.6 48.4 14.7 3.8 8.7 Value Creation 4.1 0.0 4.5 0.3 (0.7) 1.7 (1.2) 3.2 (0.0) (0.3) Recurring ROE 21.8% 14.5% 44.7% 31.5% 8.9% 19.7% 10.3% 56.7% 15.6% 7.0% (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses (2) Includes Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 6

Revising the mix of credit products 7

Credit with returns atleast equal to cost of capital Credit RWA Regulatory Capital Value Creation-Credit 63,9% 63.9% 17.4% 17.8% 57.9% 57,9% 58.4% 58,4% 141% 51,5% 51.5% 50.0% 15.7% 15.9% 0.7% 47,8% 47.8% 15.1% 135% 135% 0.6% 14.0% 16.0% 58.8 58,8 56.6 55,3 55.3 0.5% 48.4 48,4 49.8 49,8 11.1% 14.5% 0.5% 39.0 13.5% 0.4% 39,0 128% 0.3% 10.3% 10.4% 121% 116% 1H12 1H13 1H14 1H15 1H16 1H17 June/12 jun/12 June/13 jun/13 June/14 jun/14 June/15 jun/15 June/16 jun/16 June/17 jun/17 1H12 1H13 1H14 1H15 1H16 1H17 RWA of Credit Risk(1)/ Credit Portfolio with Endorsements and Sureties Credit (R$ billion)(2) Average Cost of Capital Net Income of Credit(2)/ RWA of Credit Risk(1) % of Consolidated Regulatory Capital ROE Credit(2) Revising the mix of products, Significant capital More susceptible to as from2012 consumption economic cycles (1)RWA weights assets of Credit, Securities and Other Exposures. (2)Includes Credit and Securities and commercial derivatives with credit characteristics . 9 8

Reducing the portfolio risk profile(1)for lower volatility-Brazil Credit Portfolio(1)(June/12 to June/17) +7.8% R$ 414.6 R$ 384.7 billion billion Payroll and Mortgage Loans: 7% 20% Vehicles: 15% 3% Very Small, Small, and Middle- 15% Market Loans: 21% Corporate Loans: 40% 42% Credit Card and Personal Loans: 17% 20% jun/12 June/12 jun/13 June/13 jun/14 June/14 jun/15 June/15 jun/16 June/16 June/17 jun/17 1 Includes end or sements and sureties 10 9

Reducing the NPL Ratio 90-day NPL –Total -Brazil 5.6% 5.2% 5.1% 4.4% 4.6% 5.6% 4.2% + 70 bps 4.6% 4.5% 3.7% 3.9% 3.6% June/12 June/13 June/14 June/15 June/16 June/17 Total- Brasil Total –Brazil Total –Brazil –Simulated Mix - Brasil - Simulação Mix 90-day NPL –Individuals-Brazil 7.7% 7.5% 6.7% 6.8% 7.7% 5.8% 6.1% 6.8% + 90 bps 5.9% 5.6% 5.2% 4.9% June/12 June/13 June/14 June/15 June/16 June/17 PF-Brasil Individuals –Brazil PF-Brasil-SimulaçãoMix Individuals Brazil –Simulated Mix 10 11

Robust Provisions with Lower Expenses

Provision for Loan Losses / Credit Portfolio[1] - Annualized



7.0%
Without CorpBanca
With Itaú CorpBanca
5.2%
4.0%
4.3%
5.0%
4.1%
2Q12
2Q13
2Q14
2Q15
2Q16
2Q17

[1] Average balance of credit portfolio without endorsements and sureties, including the last two quarters.

Coverage Ratio

(Provision for loan losses/ 90-day NPL)



Without CorpBanca
With Itaú CorpBanca
147%
165%
178%
187%
215%
243%
Expanded Coverage[2]
101%
June/12
June/13
June/14
June/15
June/16
June/17

[2] The Expanded Coverage Ratio is calculated from the division of the balance of total provision* by the sum of the balance of operations overdue for over 90 days and renegotiated operations, excluding the double counting of renegotiated operations overdue for over 90 days.

(*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

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Our Coverage Ratio: What It Means And How It Is Impacted Currently 3 types Overdue Credit operation sare rated in conformity with the Central Bank of Brazil requirements, Rating(1) AA A B C D E F G H including the minimum provision required according to the number of days overdue for Provision (%) 0 0.5 1 3 10 30 50 70 100 each operation, based on the client’s financial 15 to 31 to 61to 91 to 121 to 151to Above Overdue (in days) - - position and the termsand conditions of the 30 60 90 120 150 180 180 operation. (1) Our credit rating includes the client’s credit profile, which may adversely impact the rating of Aggravated overdue debts. Based on our risk models, were cognize higher provisions for overdue credit operations and for renegotiated operations (overdue and non-overdue), with the risk increased higher than the minimum required by the Central Bank of Brazil. These models include the LGD (Loss Given Default) and PD (Probability of Default), and result in the expected loss. Potential In the retail segment, a statistical modelis used to define the expected loss. In the wholesale segment, the potentiallossis definedona case-by-case basis. 12 13

Total Allowance by Type of Risk - Consolidated

Allocation of Total Allowance(*) by Type of:



Risk
Segment
Coverage Ratio (%)
37.4
Potential³
17.2
Aggravated
9.9
Overdue
10.3
Consolidated June/17 (R$ billion)
37.4
Retail - Brazil¹
19.7
Wholesale - Brazil¹
13.8
Latin America²
3.9
166%
715%
245%
243%

Credits with Potential Provision

3 Scenarios

- Operations may become overdue, with no impact on result, reducing the coverage ratio;
- Nothing can happen, and there will be no impact on the result and, in this case, the coverage ratio will be maintained;
- The scenario may improve, resulting in a reversal of provision, better results and reduction in the coverage ratio.

[1] Includes foreign units ex-Latin America. [2] Excludes Brazil. [3] Allowance for potential losses includes the provision for financial guarantees provided. (*) Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

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Focus on Services and Insurance Operations 14

Focus on Services andInsuranceOperations¹ OperatingRevenues² and Recurring Value Creation Regulatory Capital (R$ billion) Net Income(R$ billion) Insurance Operations& Services (R$ billion) 59% 26.9% 21.7 23.1 26.0% 26.3% 25.4% 21.2 25.1% 18.1 15.9 4.5 4.6 4.5 19.5% 29.1 29,1 30,0 30.0 14.5 6.5 27.1 27,1 6.3 6.4 3.7 22,4 22.4 5.9 3.6 19.0 19,0 3.2 14.7 14,7 4.7 4.1 58% June/12 June/13 June/14 June/15 June/16 June/17 1H12 1H13 1H14 1H15 1H16 1H17 1H12 1H13 1H14 1H15 1H16 1H17 Insurance Operations and Services Operating Revenues(2)% of Consolidated Regulatory Capital Recurring Net Income Lower capital Less susceptible Low volatility in consumption to economic cycles value creation ¹ Includes insurance, pension plan and premium bonds, cash management, REDE (acquiring services), asset management and funding. ² Net of retained claims. 16 15

Focus on Services and Insurance Operations–Operating Revenues after Retained Claims 1(st) half of 2017 (R$ 23.1 billion) 1(st) half of 2012 (R$ 14.5 billion) Other Other 3% ALM Insurance Insurance Operations(1) 8% Operations(1)ALM 13% 15% 19% 12% Asset Management 10% 13% REDE Asset 8% REDE(2)Management 8% 12% 13% 34% Deposits, Funding 32% Deposits, Funding and Investments Cash and Investments Cash Management Management 1Soldanddiscontinuedoperationsin the period (Large Risk Insurance Operations, Group Life Insurance, DPVAT and Garantec) 2 Includes the interest of Itaú Unibanco in the company in 2012 only. Revenues Diversification Full offer to clients Open platform 16 17

Value Creation 17

Recurring Net Income (R$ billion) 11.9 12.3 10.7 9.5 7.1 7.1 6.3 6.4 6.5 5.9 4.7 4.1 3.2 4.7 4.2 3.4 2.5 2.1 0.6 0.5 0.3 0.3 0.1 (0.1) 1H12 1H13 1H14 1H15 1H16 1H17 Consolidated(1) Insurance and Services Credit Trading ¹ In addition to Insurance and Services, Credit and Trading, it also includes Capital Surplus. 19 18

Value Creation(R$ billion) 4.5 4.6 4.5 3.7 3.6 3.2 4.6 4.1 3.3 1.8 2.2 1.7 0.5 0.3 0.3 (0.0) (0.2) (0.3) 0.0 (0.1) (0.4) (0.6) (1.7) (1.2) 1H12 1H13 1H14 1H15 1H16 1H17 Consolidated(1) Insurance and Services Credit Trading ¹ In addition to Insurance and Services, Credit and Trading, it also includes Capital Surplus. 19 20

Value Creation Compared to the Market 20

Value Creation –Consolidated(1) R$ bilhões Criação de Valor Value Creation R$ billion Value Creation/ Average Stockholders’ Equity(%) 4.6 4.1 9.5% 3.0 3.4 8.1% 2.9 7.1% 1.2 1.8 5.9% 2.2 0.1 0.7 4.8% 1.7 3.4% 3.1% 2.9% 1.0% 0.1% 0.5% (7.0) -4,9% 1H12 1H13 1H14 1H15 1H16 1H17 1H12 1H13 1H14 1H15 1H16 1H17 Itaú Unibanco Soma:QuatroBancos¹ Sum: Four Banks Itaú Unibanco Média:QuatroBancos¹ Average: Four Banks (1)Source: Published Financial Statements of Itaú Unibanco Holding S.A. and the four main competitors: Bradesco, Caixa Econômica Federal, Banco do Brasiland Santander Brasil. The cost of capital for Itaú Unibanco Holding S.A. was also applied to the four banks. 22 21

What about the future? 22

2017 Forecast We kept unchanged the ranges of our 2017 forecast Consolidated¹ Brazil(1,6) Total Credit Portfolio² From 0.0% to 4.0% From -2.0% to 2.0% Financial Margin with Clients(3) From-4.2% to -0.8% From-5.2% to -1.8% (Ex-Impairment and Discounts Granted) From R$ 15.5 billion From R$ 13.5 billion Cost of Credit(4) to R$ 18.0 billion to R$ 16.0 billion Commissions and Fees and Result From 0.5% to 4.5% From 0.0% to 4.0% from Insurance Operations(5) Non-Interest Expenses From 1.5% to 4.5% From 3.0% to 6.0% 1) Considers USD-BRL exchange rate at R$3.50 in Dec-17; 2) Includes endorsements, sureties and private securities; 3) The evolution of the Financial Margin with Clients also includes there classification of discounts granted to Cost of Credit line in 2016; 4) Composed of Result from Loan Losses, Impairment and Discounts Granted; 5) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; 6) Includes units abroad ex-Latin America. 23 24

Priority Strategic Topics Risk Management Comply with the Risk Appetite guidelines Focus on Client of the Board of Directors; Increase even more the focus on client; Products+ Responsibility of all employees. Service Culture; Client Satisfaction. • Credit • Market • Client satisfaction in Retail business • Operational • Client Satisfaction in Wholesale business • Compliance/Corporate Security Digital Transformation Accelerate the digital transformation process; Internationalization Increase productivity of the IT area; Provide the same management quality and results Spread out a digital mindset. Existing in Brazil in order to move forward the Main internationalization process. • Digital experience of clients and teams Challenges • Method and data • Client Satisfaction • Processes and Platforms • Size • Profitability and Composition of results People Management Improve existing models; Profitability Differentiated people management; Supporting the profitability level allowsusto“dreambig”; Processes perceivedas fair and meritorious. Focus on value creation over time. • Incentive model • Opportunities • Attraction and Retention • People • Experience of employees • Systems • Diversity • Processes 24 25

Changes in Preferred Share Price(ITUB4) 2012 –Aug/17 5 Years 12 Months Compound Annual 15.01% 18.26% 30.00% 221 Growth 10.25% 13.26% 23.81% Rate (CAGR) 10.92% 11.15% 12.05% 180 3.99% 4.42% 22.34% 174 125 100 Dec/11 June/12 Dec/12 June/13 Dec/13 June/14 Dec/14 June/15 Dec/15 June/16 Dec/16 Aug/17 Ações Preferenciais COM reinvestimen to Preferred Shares WITH reinvestment of dividends dividendos Ações Preferenciais SEM reinvestimen to dedividendos Preferred Shares WITHOUT reinvestment of dividends Ibovespa 100% of CDI 25 26

DGA General Director´s Office for Wholesale Eduardo Vassimon General Wholesale Manager

Agenda How can we achieve results in a challenging scenario 1. General Information a. General Director´s Office for Wholesale -DGA b. Client Satisfaction c. Segmentation 2. Bottom-line Drivers –Legal entities a. Service Revenue b. Sustainable Results from Loans and Leases 2

Agenda How can we achieve results in a challenging scenario 1. General Information a. General Director´s Office for Wholesale -DGA b. Client Satisfaction c. Segmentation 2. Bottom-line Drivers –Legal entities a. Service Revenue b. Sustainable Results from Loans and Leases 3

1.a. | General Director´s Office for Wholesale

Base date
June 17

Legal Entities



Revenue
R$ 4Bn
400MM
200MM
30MM
CIB
Large
Corporate
Middle Market
Micro and Small Companies
ItaúBBA
ItaúEmpresas

Individuals



Income / Investment
5MM investments
10k income
4k income
Private Bank
Personnalité
Uniclass
Varejo
ItaúPrivateBank

LatAm



COL
PER
PAR
CHL
URU
ARG

R$243Bn
Loans and Leases Portfolio Legal Entities[1,2]

R$327Bn
Assets under Management Private Bank[3]

542
Branches and CBSs[1]

R$138Bn
Loans and Leases Portfolio Itaú LatAm[1,2]

Ranking (June 2017)

M&A[4]	Local DCM[5]	Local ECM[6]	Total Derivatives[7]
1st	1st	2nd	1st

Brazil´s Best Manager of Funds	Best Private Banking in Brazil	Best Private Banking Services Overall Brazil
6 times in the last decade	5th time in 6 editions	7th time in 9 editions

Best Private Bank in Latin America	Latin America's Best Banking for Wealth Management	Best Private Bank in Emerging Markets	Outstanding Global Private Bank in Latin America
2016	2017	2017	2017

Global Finance; Private Banker International

(1) Source: Itaú Unibanco IR – 2Q17 results (2) The Loans and Leases portfolio Legal Entities exclude WMS & Itaú Latam and includes Private Securities, Endorsements and Sureties. Itaú LatAm include Itaú CorpBanca (3) Assets including loans (credit) (4) Source: Thompson; (5) Source: ANBIMA – Brazilian Association of Stock and Financial Markets Entities. Information relating to May 17; (6) Source: Dealogic; (7) Source: Cetip.

4

1.b. | Customer Satisfaction – Service highly recognized by our clients 2016 7 .5 8 8.5 9 9.5 10 1(st) Highlights: CIB, Large, Coporate • Innovation/ Technology 1(ST) • Officer / Specialists Middle Market • Client Service Model • Product Offerings Market Average (ex-Itaú) Source: Officina Sophia | 2016 Customer Satisfaction Survey 5

1.c. | Segmentation – Wholesale client service model –Legal Entities A thorough review of the client service model, tailoring the value proposition to the different client profiles Client Segmentation Niches Credit (Brazil) Granting Restructuring Financial Institutions Financial Sponsors CIB e CIB e Revenue CIB Large Large R$ 4Bn Large Agribusiness 400MM Mortgage Corporate Corporate e Corporate e 200MM Middle Market Middle Market Middle Multinational Corporations Middle Market 30 MM 2015 | New wholesale segmentation ...and meet clients’ specific needs, Credit granting focused on ...shifting the focus from credit to offer an adequate service to compatible with their business their respective segments... recovery to business recovery companies... models 6

Agenda How can we achieve results in a challenging scenario 1. General Information a. General Director´s Office for Wholesale -DGA b. Client Satisfaction c. Segmentation 2. Bottom-line Drivers –Legal entities a. Service Revenue b. Sustainable Results from Loans and Leases 7

2. | Bottom-lineDrivers –Legal Entities Services Loans and Leases Competitive advantages Management of the Management of the to grow service revenue Portfolio´s Risks Portfolio´s Profitability 8

2. | Bottom-line Drivers –Legal Entities Base date June17 Banking Product Excluding return on capital Other Forex Investment Loans and Services Banking Leases 48% 52% Cash Management Fonte: Itaú Unibanco –Finanças e Planejamento DGA 9

2.a. | Service Revenue – Distinguishing factors to grow the Service revenue (1/2) Base date June17 Banking Product* CIB + Large+ Corporate + Middle Market Base 100 Checking accounts 106 100 Receivables 21% Payables Other 48% (47%) Cash HR Solutions 7% Management 57% 51 50 Forex recognized as the Best (49%)48% Investment Bank in Brazil by its clients Banking Services 15% Source: Euro money 52% (53%) 10(consecutive years)Cash Management Survey(2008 –2017) 51% 52% Distinguished sales team Loans (Training and expertise) Wide array of products and services 2015 2016 1S16 1S17 * Excluding retur non capital Source: Itaú Unibanco –DGA Finance and Planning 10

2.a. | Service Revenue – Distinguishing factors to grow the Service revenue (2/2) Base date June17 Banking Product* Banking Product 100 107 115 CIB + Large+ Corporate + Middle Market Base 100 64 Base 100 100 106 105 106 57% FixedIncome 57 100 Floating Income Cash Management 2014 2015 2016 1S17 NEC Whole sale Specialists Center Investment Bank´s support in transactions of the Middle Market and 48% (47%) Corporate segments Investment 15% NEC’s share in 6% 6% Banking Investment Banking’s 51 50 Banking Product 7% 1% 0% (49%)48% Forex Services % in Floating Income 2014 2015 2016 1S17 52% (53%) 21% Other League Table M&A Local Local 51% 52% Brazil DCM ECM Loans Base Date: June 2017 Sources: Anbima for Local DCM, 1(st) 1(st) 2(nd) Dealogic for Local ECM, and 2015 2016 1S16 1S17 Thompson for M&A * Excluding retur non capital Source: Itaú Unibanco –DGA Finance and Planning 11

2.b. | Sustainable Results from Loans and Leases – Portfolio Management (1/4) Risk Dimension Lessons learned What we did Risk Clusters Term and Avoid large concentrations by Rating Collateral A simple and Volume individual clients, especially in the comprehensive view of Industry Economic highest risks Concentration the main risk factors Volatility Scenario Avoid industry concentrations, Portfolio Very low 100 especially in volatile industries Economic Low 75 Boundaries group´s A control approach to Lowest Medium High 50 Maximum RISKS Exposure based Measure risks on an aggregate large concentrations Medium Low 25 on the cluster basis (clusters), especially in High 13 project finance Highest Very High 5 Portfolio´s Maximum Exposure High Portfolio threshold at High and Very High Very High 12

2.b. | Sustainable Results from Loans and Leases – Portfolio Management (2/4)

Risk Dimension

Results

The **new direction** helped refine the portfolio's risks

Today, Itaú has a **risk profile better than that of the market**

Risk Concentration in DGA's Loans and Leases Portfolio

Bacen + Anbima - Monthly Brazil Risk Base – Base Date: June 2017



Changes in 12 months
Lower Risks
82%
▲ 3 p.p.
Higher Risks
18%
▼ 3 p.p.
Itaú
Changes in 12 months
▲ 1 p.p.
69%
Lower Risks
▼ 1 p.p.
31%
Higher Risks
Market
(ex-Itaú)

Source: Bacen + Anbima : Monthly Brazil Risk Base

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2.b. | Sustainable Results from Loans and Leases – Portfolio Management (3/4) Risk Dimension Results Balance Over 90 (CIB + Large+ Corporate) Volume (base 100) 511 362 391 314 280 179 226 100 122 83 136 136 Lowest historical level of overdue jan/12 jun/12 jan/13 jun/13 jan/14 jun/14 jan/15 jun/15 jan/16 jun/16 jan/17 jun/17 balances in the Middle Market Balance Over 90 (Middle Market) segment Volume (base 100) 100 100 98 88 88 80 79 84 69 68 75 64 jan/12 jun/12 jan/13 jun/13 jan/14 jun/14 jan/15 jun/15 jan/16 jun/16 jan/17 jun/17 Source: Itaú Unibanco –DGA Finance and Planning –Not including endorsements and sureties 14

2.b. | Sustainable Results from Loans and Leases – Portfolio Management (4/4) Risk Dimension Backtest| DGA Portfolio Management Model 2013 to2017 Base 100 +24% If the Management -9% Model had been applied since 2013, significant losses might have been avoided, even 100 91 With 100 With though with a slight Management Management reduction in the portfolio Loans and Revenue, Leases(1) net ofADA(1) Source: Itaú Unibanco –DGA Planning (1) Loans and Leases Portfolio, considering CIB (with Financial and Institutional Information) + CB ex-Middle Market 15

2.b. | Sustainable Results from Loans and Leases – Portfolio Management Profitability Dimension What we did to increase Profitability Prospective pricing • Pricing based on the portfolio risk throughout the life of the operations • Global view of the customer relationship Governance • Specific forums on portfolio management and profitability Business intelligence • Tools for the commercial team • Client-by-client planning • Identification of the portfolio´s value drivers • Leads for the sales force using big data and machine learning 16

Key Message Adopt a specialized model to increase the clients’ satisfaction while reducing the volatility of the results by improved credit risk management and service revenue growth 17

DGA General Director’s Office for Wholesale

Retail Banking Marcio Schettini General Retail Manager 1

Schedule 9:41 Profitability Risk Management People Client Digital Satisfaction Transformation 01

Retail Banking Large corporations 27.4 MM Account Holders and Savers Medium 26 MM Clients -Individuals businesses 1.4 MM Itaú Empresas 4,396 Branches + CSBs Small businesses 208 Bi Credit Portfolio 531 Bi Funds + Deposits Source: www.itau.com.br/relacoes-com-investidores Very small businesses BRANCHES 16.6 MM Cards¹ 4.2 MM Payroll Loans² 0.8 MM Vehicles² 5.0 MM Insurance² Cards, Vehicles, Payroll Loans, 0.1 MM Consortium² 0.4 MM Rede³ Insurance, Redeand Consortium 02 ¹ Active Accounts, ²Contracts, ³Points of Sale

Profitability | Evolution -Retail Banking Retail Banking -1% 9% 34,9 34,7 Recurring Net Operating Income 5,5 6 Revenues (R$MM) (R$MM) 1H16 1H17 1H16 1H17 3% -17% Cost of Administrative 15,6 16 Credit 7,6 6,3 Costs (R$MM) (R$MM) 1H16 1H17 1H16 1H17 03

Profitability | Evolution -Retail Banking *Base 100 Credit Granting 12% 9% Individuals* 100 112 Companies* 100 109 1H16 1H17 1H16 1H17 04

Profitability | Evolution -Retail Banking *Base 100 Retail Banking 15% 14% 100 115 Net income 100 114 Net income per branch* per client* 1H16 1H17 1H16 1H17 10% 10% Net income per 110 Net income per 100 110 100 commercial employee* manager* 1H16 1H17 1H16 1H17 05

Profitability | Evolution -Retail Banking *Base 100 Credit Card 8% 25% Recurring Net 125 100 108 100 Credit Income* Card Revenues* 1H16 1H17 1H16 1H17 Payroll Loans 13% 22% 122 Operating 100 113 100 Revenues* Recurring Net Income* 06 1H16 1H17 1H16 1H17

Profitability | Evolution -Retail Banking *Base 100 Rede -11% -17% 100 Recurring Net 100 89 Active 83 Income* Accounts* 1H16 1H17 1H16 1H17 2016 1Q 2017 1Q 1Q17 x 1Q16 Operating Revenues 100 97 -3% Administrative Costs 100 110 10% Recurring Net Income 100 89 -11% 07

Profitability | Evolution-Retail Banking *Base 100 Insurance and Premium Bonds Insurance and Premium Bonds Insurance Run off¹ and Total Bancassurance Portfolio Sale² -15% -4% -46% 100 100 96 100 Operating 85 54 Revenues* 1H16 1H17 1H16 1H17 1H16 1H17 13% 3% • Focus on distribution • Expansion of the Volume of Sales 100 113 Operating open platform 97% –Individuals and Revenues from Companies* Insurance 2Q16 2Q17 Operations Own Insurance Third-party Insurance 08 ¹ Extended warranty and Health Insurance, ²Group Life Insurance –broker channel

Retail Banking| Strategic Competencies Matrix business Retail Retail Cards and Payroll Real Banking - Banking - Rede Insurance Vehicles Consortium Financing Loans Estate Individuals Companies Team Distribution Commercial effectiveness Products Data Analytics Service Score Card channels Credit and Collection Expected Technology and competencies infrastructure Net Income and ROE Operations Cost management NPS Valor para o Client Value Cliente Domínio Digital Domain Digital 09

Schedule 9:41 Profitability Manuten çãodasmargens Risk Management redução das perdasde crédito People permitem uma retomada do lucro líquido com custos sob controle. Client Digital Satisfaction Transformation

Risk Management –Credit -Individuals Portfolio per Rating Quality of Granting Rating Crediário 4% 3% Rating - Installment Payment 26% 19% C 24% 25% 16% 19% B2 37% B1 E 35% 28% A 20% 39% 36% D jul/15 jul/17 July/15 July/17 C Payroll Loans Granted 8% 5% A-B 36% 14% SIAPE 33% 15% 1% 11% EP 79% OP 66% july/15 jul/15 july/17 jul/17 INSS july/15 jul/15 july/17 jul/17 11

Risk Management –Credit -Individuals Base 100* 15-90-day NPL NPL over 90 days 125 100 120 108 92 98 85 93 80 80 82 100,0 88 87 81 76 69 69 74 71 67 60 jan/13 sep/13 set/13 sept/13 may/14 mai/14 jan/15 set/15 sep/15 mai/16 may/16 jan/17 jan/13 sep/13 set/13 mai/14 may/14 jan/15 sep/15 set/15 mai/16 may/16 jan/17 Itaú Market Itaú Market 12

Risk Management –Credit –Medium businesses Portfolio per Rating Portfolio per Rating Working Capital Granted 12% 10% 10% 1% 18% 15% E - H 35% 22% D E-H 81% C 27% 55% A-B D 31% jul/15 jul/17 C July/15 July/17 A-B 30% 17% 49% 34% Without Guarantee 70% 83% With Guarantee july/15 jul/15 july/17 jul/17 jul/15 jul/17 13

Risk Management –Credit –Medium businesses Base 100* 15-90-day NPL NPL over 90 days 140 155 152 112 129 111 111 100 100 87 91 89 90 93 82 70 67 71 70 51 59 65 59 57 46 43 jan/13 set/13 mai/14 jan/15 set/15 mai/16 jan/17 jan/13 jan/13 set/13 set/13 may/14 mai/14 jan/15 jan/15 sep/15 set/15 may/16 mai/16 jan/16 jan/17 Itaú Market Itaú Market 14

Schedule 9:41 Profitability Risk Management People Client Digital Satisfaction Transformation 15

People| Who we are The General Retail Office has 40,000 employees, 87% in business departments and 13% in administrative departments Distribution Women: 64% per Gender Men: 36% Distribution per Age 4% 27% 68% 2% Baby Boomers X Generation Y Generation Millennials >=52 37-51 years 22-36 years <=21 years old old old 16

People| Evolution The 90s TEAM The 2017 TEAM 17

Schedule 9:41 Profitability Risk Management People Client Digital Satisfaction Transformation 18

Client Satisfaction -Indicators Accepted Complaints| Historical ranking Great evolution in Complaint Ratios 2 2 4 4 Average position in 5 5 the ranking per 1Q16 2Qi16 3Q16 4Q16 1Q17 2Q17 quarter Procon| Complaints (thousand) -10,6% -23,6% Itaú Highest +3,1% -2,9% Other banks (largest 5) reduction among major 46.8 41.9 banks 32.0 1H15 1H16 1H17 19

Client Satisfaction | Competitiveness Survey 2nd 2015 2nd 2016 6.0 6.5 7.0 7.5 8.0 8.5 9.0 6.0 6.5 7.0 7.5 8.0 8.5 9.0 Itaú Branches Itaú Uniclass Itaú Personnalité Itaú Empresas Market average * Question modified in 2016. 20

Client Satisfaction Operating in client experience dimensions Time and effort NPS Single measure for client Integrity satisfaction Management of expectations Client experience dimensions Empathy Customization Purposefulness 21

Client Satisfaction | Evolution in our branches The90s BRANCH The 2017 BRANCH 22

Client Satisfaction | 360 the pillars_ Experts in bringing Knowing and opportunities on a understanding timely basis you The best Itaú investments and a Always making selection of the best choices in recommendations with other institutions transparency and impartiality Meeting client needs in all Segments 23

Schedule 9:41 Profitability Risk Management People Client Digital Satisfaction Transformation 24

Digital Transformation | Highly-connected clients and business A highly-connected client A highly connected bank Design UX IT 12:00pm 6:30pm CRM Risks 9:00am 7:30pm Bank 8:30am Franchises Legal 8:00pm Products Digital 7:30am MKT business 25

Digital Transformation | Evolution of digital clients Individuals Companies +40% +23% Total clients 6,2 MM 8,7 MM 840,000 1,036,000 5,2 7,5 803 915 3,2 4,4 561 227 (2,9) (2,3) (0,9) (1,0) (3,3) (4,2) (613) (190) (37) (475) (440) (121) 2014 2017 (YTD) 2014 +147% 2017 (YTD) Internet +134% Mobile Mobile users Mobile users ItaúBranches 46% Companies 4 60% Digital expansion ItaúUniclass 64% Digital expansion Companies 3 82% Itaú Personnalité 85% Companies 2 87% 26

Digital transformation | profitability 2015 2016 2017 Physical Digital 32% 66% 69% 25% 7% 39% 42% 26% Physical branch 27% Recurring Net Income – Digital channel Individuals + 68% 34% 31% Companies Digital branch Operating Revenues -Physical Net Income -Physical Operating Revenues -Digital Net Income -Digital 38% 54% 154 -6% -15% 138 100 100 100 94 85 100 Indicators (Base 100) 1H16 1H17 1H16 1H17 1H16 1H17 1H16 1H17 27

Digital Transformation | Evolution of Digital Branches #individuals #companies Personnalité Clients UniclassClients (in thousands) (in thousands) 100% 506 432 managers with: 338 1,7 1,3 0,8 2015 2016 2017 2015 2016 2017 Personnalité Branches Uniclass Branches smartphone tablet (conference call) 77 72 79 63 51 43 Over 300 thousand Extended Hours: Available Media: Dedicated Team: 7:00am-12:0am Telephone, SMS, Interaction Routing companies served 8:00am-10:00pm Internet message Client always and E-mail served 28

Digital Transformation | Tools for Digital Branches e-mail | telephone | sms| conference call | online messages Client always served Conference calls Remote business with experts formalization TOIP for Automatically 100% managers sensitized tools 29

Digital Transformation | Digital Tools –Medium businesses conference calls | tablet smartphone | app for self-training Manager always available Tablet for business Conference calls with operations experts App for expeditious Smartphone for self-training 100% managers 30

Video Uniclass Digital Video Emps Digital

Digital Transformation | New service platforms Search Chat +900,000 chats/month + 4 MM searches/month 16% of clients • Payments • Transfers Virtual Assistant (Artificial intelligence) • Quick consultations (e.g.: balances, statements, Understands 97% of questions investments) Retains 74% Already available on internet and soon available on APPs Itaú Unibancois the only financial institution in the world and the first large Brazilian group to join the testing phase. Other smaller Brazilian companies will join the experience. 31

Ajustaranimação p/ automático Digital Transformation | Mobile novelties e trocar o iphone. Customized expenses Issuing and management consulting payment individuals slips companies 97% approved the pilot Issuing payment slips on a single screen Simple and online sharing Detailed consultation, with payment status 32

Centralidade Digital Transformation | Analytics evolution no cliente People Tecnologia Web Analytics Big Data Web Analytics + Big Data Monthly volumes Web analytics in data processing Results data from digital conversion in the branch Digital events for + 1 TB interactions 2-5x branches + 19 MM cookies Traditional Digital leads + 1 MM leads per communication month + 10Mtags model precision 5-10x + 7M mapped pages Advanced Machine Learning techniques for data handling Current Digital models models 33

Digital Transformation | Real-time monitoring of operations 34

Digital Transformation| Evolution of APPs APP ITAÚ APP ABRECONTA Individuals 9:41 First Bank Ranked First proving the opening of in client accounts through mobile satisfaction 4.1 4.0 3.5 4.5 Elected the best App (Folha de SP newspaper -May/17) Must-have App (App store May/17) APP LIGHT APP Credit Card First Bank Ranked First with app for low- in client satisfaction income clients 4.1 4.5 4.4 Most downloaded App in APP ITAÚ Companies Google Play May/17 Ranked First in client satisfaction 4.1 3.0 35

Digital Transformation| Digital Strategy ACHIEVEMENT TRANSACTION + CONSULTATION 1 year operation + 11 MM consultations and +180,000 accounts transactions opened in 2017 through digital channels SALES CLIENT SERVICE + 59% increase 80,000 chats per in sales in month 2017 (compared to 4 MM searches 2014) through the search bar (+60%) 36

Video Mobile

DGV – General Retail Manager

Digital Transformation André Sapoznik Vice-President of Technology and Operations 1

Technology backbone of Itaú’ sevolution model Technology benefiting customers @ Branch ATM CallCenter Internet Mobile Digital Voice Since Since Since banking banking Branch Assistant 1924 1983 1990 Since Since Since Since 1995 2008 2013 2017 3.199 3MM Branches 2,5BI 360 MM 300 MM 1,2 BI searches and 2 MM transactions calls access access 629 customers (transactions in) per year per year per year per year (thelast2)months PABs 2

Digital technology transforming the banking experience Itaúcustomer’s transactions Digital Channels (internet and mobile) Traditional Channels (branches, ATM sand callcenter) In2017... + 1MM of digital customers 74% 80% 70% 73% 29% in mobile 62% 67% 60% 58% 57% 53% 11BI transactions in digital 43% 42% channels 38% 47% 30% 26% 40% 20% in mobile 33% (27%)20% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Estimate for 2017 3

Digital Itaú businessin a global scale Traditional Itaú Digital Itaú 7MM mobile Bigger than 3.828 = 2 283 monthly accesses Denmark Branches and PABs (1,2)(MM)(m) Maracanãs population 46.000 100K The whole Rock ATMs 217 In Rio accessing simultane ous our appat the stacked is the Empire States access sameas same time 2MM people (theentire)Brazilian We have 9 entire Visitour branches population everyday 17petabytes Netflix 2x per year in of information 440MM one of our catalogues people per year braches 4

Digital Transformation our cornerstones Customer Centricity anew bank concept philosophy People Technology efficiency new digital and ownership tribes in the for business finance market development 5

Digital Transformation our cornerstones Relationship evolution in the Entrepreneurship Age Itaú’s new human tissue: digital tribes and traditional professional side by side People new digital 1 tribes in the finance market 6

Novosvalores eradoempreendedorismo New values Entrepreneur ship Age People 10 years ago Today Hierarchy Autonomy Offices Company Close leadership Conservative Change and adapt Competition Collaboration Payback Values Purpose Stability Flexibility Acceptance Questioning Classic education backgroud New specialities Predictability Profile Adaptability CV and academic formation Valuation of diverse experiences 7

Digitaltribes the growth of the new bank People Traditional Techies Professionals engineering design management ux +13X economy digital media professionals of law data science the neweconomy accounting web analytics cyber security 433 298 33 2015 2016 2017 #digital experts 8

Case_the fraud and money laundering prevention challenge

How to verify if a company really exists?

People

The traditional statistician

"How can I identify riskier companies by analyzing my database?"

1. Account and financial variables

- Industry
- Lifetime
- Partnership changes
- Primary activity
- Financial transactions

2. Linear Regression Model

3. Face-to-face visits

156K visits per year

+R$100MM cost per year

9

Itaú

Case_the fraud and money laundering prevention challenge

How to verify if a company really exists?

People

The traditional statistician

"How can I identify riskier companies by analyzing my database?"

The data scientist

"I bet we are able to extract information about establishments from images to prevent fraud"

1. Selection of suspicious images

images proof template



Non-suspicious

- Bakery
- Gym
- Gas station
- Restaurants

Suspicious Address

- Wasteland
- Abandoned buildings
- Open fields

2. Deep learning

85% precision

+25% efficiency

0,991



0,002



Itaú

10

Centralidade People.com carrier in the techie world no cliente People Pessoas Tecnologia New language New development Linguagem e mídias and work model mais próximas ao público and attraction model Incentive to customized self- Language and media development +5k closer to the target public Cientistasde dados visualizações Learn by doing <Data Battle> +180 Lab P&D Data scientists +5k views candidatos Global radar +2 mil 3x mais participantes em contrat ações eventosde atração +2 thousand join us.py participants in attraction events > help ACE.vagas +10K [1] “Mande e-mail para cienciadedados@itau-unibanco.com.br hackathon +24K hours 3x more com o assunto sendo o resultado de: online courses participants hiring sum hex([x.Unicode\ .replace(“U+”,””) for\ x in [ , , , , ]])

People

Cubo_4x more entrepreneurship

cubo_

Entrepreneurship reference hub in **Brazil**

Total area	+5K m2
Startups	50
Entrepreneurs and residents	250

+1 year waiting time for new startups to join

6 startups quit due to physical space limitation

Repressed demand

4x

Entrepreneurship reference hub in **the world**

Total area	+20K m2
Startups	+210
Entrepreneurs and residents	+1.000

Growth of scope
Cubo Digital



Itaú

12

Digital Transformation our cornerstones Technology-business symbiosis as a fundamental axis Quick decisions, precise choices: keys for accelerating digital transformation Technology 2 efficiency and ownership for business development 13

Centralidade New solutions the agenda that seemst obeanagent of transformation no cliente Technology Pessoas Tecnologia Data Center +1000 APIs Appsbuiltwith 96% ofAPI R$3.4bi invested in buildings and reusage equipments Biggest green data center of Latin America, LEED Certification (Leadership in Energy and Environmental Design) Blockchain Participating onR3 consortium Participating on100% of applications developed in Brazil Private Cloud for the financial market 100kcores of processing capacity Full-stack capacity Investment in Dozens of applications running oncloud Technology +40% of growth in thepast2 years 14

Centralidade Mind set and working model the real changeepi center no cliente Technology Pessoas Tecnologia Scenario Traditional Requirements Business command, technology evaluates the technical solution and executes them. Whydiditwork? Longcycles of technological change Restricted access to cutting-edge technology Business Technology Established markets Mid-term complexprojects Deliverables Time Unit: Months/ Years 15

Centralidade Mindset and working model the real change epicenter no cliente Technology Pessoas Tecnologia Scenario Digital Traditional Business and Joint conception of technology co-create Bussiness command, best solutions transformative solutions technology evaluates the technical solution and executes them. Why did the change make itself necessary? Why did it work? Exponential Evolution Long cycles of technologies of technological change Accelerated Innovation Restricted access Frequency and disruption to cutting-edge technology Business Technology with new tech companies that Established markets demand less lead time and shorter delivery cycles Mid-term complex projects Experimentation Time unit: Time unit: Months / Years Days / Weeks 16

Centralidade Mindset and working model the real change epicenter no cliente Technology Pessoas Tecnologia Mobile example Specialize to Integrate to Delegate to Home and Customer Payments and Bank statement Service Transfers strengthen accelerate exponentiate Reference Creation of Determining Leadership architecture integrated multi- purpose and conception specialities squads business Technology Architecture goals for the squads Development/Engineering Strengthening of technological Introduction to lean specialities (Data and agile principles Digital Business Autonomy within the Engineer, IT Architect, for working in scale governance in order Mobile Engineer, etc) to capture UX opportunities of +5.000 synergy and employees ... efficiency involved Technology Business 17

Technology

Technology_increasing and sustainable results

Efficiency

More value delivery

Synchronized planning

+

Increase in productivity

+9%

Time to Market

Reduced cycles of deliverables

Lean e Agile Methods

–

Reduction of average time on project deliverables

-30%

Quality

Faster tests and homologation, lean and automated

–

Reduction in unavailability

-39%

–

Reduction in number of incidents

-58%


Ever other week
new app versions on
App Stores
Number of app releases
launched on App Stores
56
53
78
2015
2016
2017
-73%
occurrences in
our call centers

Itaú

18

Cyber security_fluid and safe experience

Technology

Attack sophistication increases every year

MENU G1 TECNOLOGIA E GAMES

12/05/2017

Ciberataques em larga escala atingem empresas no mundo e afetam Brasil

Ataques ocorreram em ao menos 74 países, com 'vírus de resgate' que exige dinheiro, diz empresa de segurança. No Brasil, sites de empresas e órgãos públicos saíram do ar. Hospitais na Inglaterra foram atingidos no início do ataque.


Non affected transactions

Fonte: https://alwaretech.com/

Impacto do WannaCry no mundo

Our principles

- Balance between **transactions** and **customer experience**
- Security is inserted in the **technological solution chain**
- **Constant simulation** of attacks and defenses
- Client information **protection along several layers**

Itaú

Digital Transformation our cornerstones Customer Centricity a new bank concept 3 philosophy Customers in charge: the new digital hierarchy From research to big data: insights in scale for new business model solutions 20

Customer centricity Centralidade Customer-centricity the imperative no cliente Pessoas Tecnologia Customers increasingly are PROTAGONISTS in the economic model Companies and Experiences customers co-creating Reputation Hoje solutions Companies listening Ethics and Services to customers in order 90-2000s innovation to innovate Companies Scale and Tangible 70-80s generating ideas profitability Product Innovation Business models foundations 21

Customer centricity

Case_the low income challenge

Bank as a protagonist

Itaú

1 **Hypothesis generation**
- They don't have smartphones
- SMS familiarity

2 **Benchmark M-Pesa**

3 **Solution drawing**
SMS 2-way with basic transactions

4 **Validation with customers**
"Would you use SMS for basic banking?"

Customer as a protagonist

Itaú +

1 **Understanding needs**
"What do you need to make banking simple and in your own way?"

2 **Learning synthesis**
- Navigation needs to be simple
- The data consumption makes usage unfeasible
- The app size is a restriction
- The access password is a barrier

3 **Co-creation with customers and testing**

light

4 **Final solution**



BELL
4:21 PM
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light
Itaú light
Configurar
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Downloads
31
Agenda
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Alerta
BR Apps
Calculadora
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Chrome
Configurar
Contatos
Documentos
Downloads
Drive

Itaú

22

Case_the SMS that turned into an app

Customer centricity

"Featured Apps"
(Google Play – May/17)

"Best apps"
(Exame – Jun/17)

Lighter app and low data usage
(- than 5MB to download)

1st access using debit card password

Simplified navigation

Only the most used features

light

400k users in 3 months

93% loyalty

80% of the retail public

+20% in access with debit card password

1 access every **2 days**

S — Sergio T. December 9th 2016
★★★★★
Amazing! Fast, practical and extremely functional app!

F — Filipi B. December 8th 2016
★★★★★
Excellent. I love it, i'm anxious for the next versions :)

S — Suellen December 8th 2016
★★★★★
Love it. Very fast and light.

L — Leandro M. December 9th 2016
★★★★★
Very practical. Very simple app with easy interaction, ideal for people who don't have much contact with technology.

23

Itaú

Customer centricity Centralidade Centricity @scale the challenge no cliente Pessoas Tecnologia Qualitative Quantitative information information What do the How can we customers understand the explicitly say? customers without asking him/her? 24

Customer centricity Centralidade Centricity @scale the challenge no cliente Pessoas Tecnologia Beta testers Qualitative Social Media Quantitative Qualitative Technological-engaged Spontaneous testimonials, customers that promoteinformation comments and conversation Information information feedback of our beta Apps analysis What do the How What do thecan we customers understand customersthe explicitly say? Customer Initiative customers explicitly say? without Bank Initiative asking him/her? LAB customers App Stores In 1 year… 245k (Mapped) comments +275 Engaging activities +6k Customer contact hours 25

Customer centricity Centralidade Centricity @scale the challenge no cliente Pessoas Tecnologia Qualitative information What do the Web Analytics customers explicitly say? 1,6BI page views 160MM 34MM 21MM 14MM 1,2MM visits Visitors Visitors on Visitors on Visitors on passing credit pages investment financing through pages pages invoice pages 26

Customer centricity Centralidade Analyzing the customer web analytics no cliente Pessoas Tecnologia One user Uniclass Detailed balance(27%) Statement (21%) Close (16%) 32% | New internet session 12% | Portals Investments (14%) Home (8%) 20% | Other bank 9% | E-commerce Home Checking account (13%) Cards(6%) 18% | Online docs 9% | Other Statement (4%) Close (7%) Other (39%) Cards (6%) Payments (6%) Transfers (5%) Use online Access the Shop at Use other Dado docs frequently statement before e-commerces banks Saving account (2%) accessing cards Campaign Directed Incentive to use Potentialize Ação in these Other (16%) communication on the virtual card the loyalty vehicles statement page 27

Digital Transformation Cutting-edge technology with Customer no talent is a commodity. centricity Talent with no focus on customer generates irrelevant solutions. Focus on customer without technology is in the past. #this changes the world This transformation People Technology has already begun 28

Optimizing the Use of Capital Roberto Setubal Co-Chairman of the Board of Directors September 26, 2017 www.itau.com.br/investor-relations

Regulatory Capital Central Banks define the minimum capital requirement for banks. The purpose is to ensure the bank’s financial health. 2

Regulatory Capital Central Banks define the minimum capital requirement for banks. The purpose is to ensure the bank’s financial health. This capital is a result of the risks assumed by the bank. 2

Regulatory Capital Central Banks define the minimum capital requirement for banks. The purpose is to ensure the bank’s financial health. This capital is a result of the risks assumed by the bank. The Basel Committee is the body responsible for defining the global capital standards for G-20 countries. 2

Risks Assumed by Banks Risks of Assets (loans, securities, and other) X Market Risks (interest, foreign exchange rates...) Y Operational Risks Z Risk-Weighted Assets (RWA) 3

Risks Assumed by Banks Risks of Assets (loans, securities, and other) X Market Risks (interest, foreign exchange rates...) Y Operational Risks Z The required capital will be a % of the risk-weighted Risk-Weighted Assets (RWA) assets (RWA). 3

Migration to Basel III Phase-In of Basel I Basel II Basel III Basel III in Brazil Basel III Creation of Basel Ratio. Completed Before Basel 1988 2004 2011 2013 2019 80’s: Crisis in Latin America 2008: Subprime crisis (flight of capital and dollar-denominated debt) Before Basel Basel I Basel II Basel III Local regulations Total Capital: 8% Total Capital: 8% Total Capital: 11.5% Brazil: Tier 1: 4% Tier 1: 4% Tier 1: 9.5% Stockholders’ Equity = of assets (other than local of risk-weighted assets 5% of total assets sovereign) 4

Capital Requirement under the Basel Committee, BACEN and ITUB Target ITUB Target Basel II 5

Capital Requirement under the Basel Committee, BACEN and ITUB Target Basel II Basileia III 11.5% 11.0% 2.0% Subordinated Subordinated 8.0% debt (NII) 1.5% debt (NII) 5.5% Stockholders` equity Stockholders` 4.0% (CET1) equity (N1) 8.0% Perpetual Notes (AT1) 5.5% 4.0% N1= CET1 + AT1 2004 2004 2019 (Basel) (BACEN) Deductions 0% 0% 100%

Capital Requirement under the Basel Committee, BACEN and ITUB Target Basel II Basel III 11.5% 11.0% 2.0% Subordinated 8.0% debt (NII) 1.5% 5.5% Stockholders` equity (CET1) 4.0% 8.0% N1= 9.5% Perpetual Bonds (AT1) 5.5% 4.0% N1= CET1 + AT1 2004 2004 2019 (Basel) (BACEN) Deductions 0% 0% 100% Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5%

Capital Requirement under the Basel Committee, BACEN and ITUB Target Basel II Basel III 11.5% 11.0% 2.0% Subordinated If total capital falls below 8.0% debt (NII) 1.5% 5.5% 11.5%, restrictions will Stockholders` equity start to be applied to the (CET1) 4.0% distribution of dividends 12,0% 8.0% N1= 9.5% and bonus Perpetual Bonds (AT1) 5.5% 4.0% N1= CET1 + AT1 2004 2004 2019 (Basel) (BACEN) Deductions 0% 0% 100% Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5%

Capital Requirement under the Basel Committee, BACEN and ITUB Target ITUB Target Basel II Basel III 15.0% 1.5% 11.5% 1.5% 11.0% 2.0% Subordinated If total capital falls below 8.0% debt (NII) 1.5% 5.5% 11.5%, restrictions will Stockholders` equity start to be applied to the 12.0% N1= 13.5% (CET1) 4.0% distribution of dividends 12,0% 8.0% N1= 9.5% and bonus Perpetual Bonds (AT1) 5.5% 4.0% N1= CET1 + AT1 2004 2004 2019 2017 (Basel) (BACEN) Deductions 0% 0% 100% 100% Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% 5

Sources of Capital Changes in Stockholders’ Equity (SE) since 2008 Amounts in R$ billion 57 8 6 145 118 44 Stockholders’ Share Other Changes Stockholders’ Profits Dividends Equity in 2008 Buyback in Stockholders’ Equity Equity* in June, 2017 *Basically composed of asset valuation adjustments. 6

Uses of Capital Changes in Capital Requirements Intended Amounts in R$ Billion 118 9 12 15 45 25 16 13.5% 118 44 13.5% 12.0% 106 9.5% 29 Additional 20 Required 24 Stockholders’ BIS III Effects Increase in Investments* Capital Stockholders’ Equity Equity in RWA committed to of controlling party Dec/2008 Citi and XP required in June/17 * Main investments: Corp Banca and REDE. Regulatory Capital ITUB Additional 7

WE DO NOT INTEND TO HAVE CAPITAL SURPLUS IN EXCESS OF THE LEVELS ESTABLISHED WITHOUT THE PROSPECT OF USING IT. 8

WE DO NOT INTEND TO HAVE CAPITAL SURPLUS IN EXCESS OF THE LEVELS ESTABLISHED WITHOUT THE PROSPECT OF USING IT. THIS POSSIBLE SURPLUS WILL BE RETURNED TO STOCKHOLDERS. 8

Prospect for Capital Demand in Coming Years Regulatory 9

Regulatory Basel III – Fully met; Revising RWA regulatory models (BIS IV) – New demands Potential capital increase required due to risk of assets, and market and operational risks (we estimate a potential increase between 0 to 100 bps of impact on capital tier). 10

Prospect for Capital Demand in Coming Years Regulatory Investments 11

Investments Few opportunities in Brazil; Disadvantages abroad: Taxation Either partial adoption or BIS III not adopted in some countries. Mandatory value creation (Return > Cost of Capital). 12

Prospect for Capital Demand in Coming Years Regulatory Investments Business Expansion 13

Business Model Optimize return on capital Consolidated 1H17 In R$ billion Operating Revenues 54.5 Cost of Credit (9.8) Retained Claims (0.6) Non-interest Expenses and Other Expenses(1) (26.1) Recurring Net Income 12.3 Regulatory Capital (CET1 = 12%) 118.4 Value Creation(2) 4.1 Recurring ROE 21.8% (1) Includes Tax Expenses (ISS, PIS, COFINS, and other), ), Insurance Selling Expenses and Minority Interests in Subsidiaries. (2) The consolidated cost of capital, respective for each period, was used to calculate value creation for the consolidated and the parties. 14

Business Model Optimize return on capital Consolidated Credit 1H17 1H17 In R$ billion Operating Revenues 54.5 28.3 Cost of Credit (9.8) (9.8) Retained Claims (0.6) -Non-interest Expenses and Other Expenses(1) (26.1) (12.5) Recurring Net Income 12.3 4.2 Regulatory Capital (CET1 = 12%) 118.4 56.6 Value Creation(2) 4.1 0.0 Recurring ROE 21.8% 14.5% (1) Includes Tax Expenses (ISS, PIS, COFINS, and other), ), Insurance Selling Expenses and Minority Interests in Subsidiaries. (2) The consolidated cost of capital, respective for each period, was used to calculate value creation for the consolidated and the parties. 14

Business Model Optimize return on capital Consolidated Credit Trading 1H17 1H17 1H17 In R$ billion Operating Revenues 54.5 28.3 1.0 Cost of Credit (9.8) (9.8) -Retained Claims (0.6) - -Non-interest Expenses and Other Expenses(1) (26.1) (12.5) (0.2) Recurring Net Income 12.3 4.2 0.5 Regulatory Capital (CET1 = 12%) 118.4 56.6 2.6 Value Creation(2) 4.1 0.0 0.3 Recurring ROE 21.8% 14.5% 31.5% (1) Includes Tax Expenses (ISS, PIS, COFINS, and other), ), Insurance Selling Expenses and Minority Interests in Subsidiaries. (2) The consolidated cost of capital, respective for each period, was used to calculate value creation for the consolidated and the parties. 14

Business Model Optimize return on capital Insurance Operations Consolidated Credit Trading & Services 1H17 1H17 1H17 1H17 In R$ billion Operating Revenues 54.5 28.3 1.0 23.7 Cost of Credit (9.8) (9.8) - -Retained Claims (0.6) - - (0.6) Non-interest Expenses and Other Expenses(1) (26.1) (12.5) (0.2) (13.4) Recurring Net Income 12.3 4.2 0.5 6.5 Regulatory Capital (CET1 = 12%) 118.4 56.6 2.6 30.0 Value Creation(2) 4.1 0.0 0.3 4.5 Recurring ROE 21.8% 14.5% 31.5% 44.7% (1) Includes Tax Expenses (ISS, PIS, COFINS, and other), ), Insurance Selling Expenses and Minority Interests in Subsidiaries. (2) The consolidated cost of capital, respective for each period, was used to calculate value creation for the consolidated and the parties. 14

Business Model Optimize return on capital Insurance Operations Consolidated Credit Trading Capital & Services 1H17 1H17 1H17 1H17 1H17 In R$ billion Operating Revenues 54.5 28.3 1.0 23.7 1.4 Cost of Credit (9.8) (9.8) - - - Retained Claims (0.6) - - (0.6) -Non-interest Expenses and Other Expenses(1) (26.1) (12.5) (0.2) (13.4) (0.1) Recurring Net Income 12.3 4.2 0.5 6.5 1.2 Regulatory Capital (CET1 = 12%) 118.4 56.6 2.6 30.0 29.2(3)Value Creation(2) 4.1 0.0 0.3 4.5 (0.7) Recurring ROE 21.8% 14.5% 31.5% 44.7% 8.9% (1) Includes Tax Expenses (ISS, PIS, COFINS, and other), ), Insurance Selling Expenses and Minority Interests in Subsidiaries. (2) The consolidated cost of capital, respective for each period, was used to calculate value creation for the consolidated and the parties. (3) Includes XP and Citi that shall consume R$ 9 billion capital, R$ 11 billion from the difference from 12% to 13.5% of the required equity, R$ 7 billion capital still not allocated to Itaú CorpBanca. 14

Simulations - Payout Total Payout(1)to keep CET1(2)full at 13.5% under different return and growth scenarios: ROE(4)Total Payout(1) 15.0% 17.5% 20.0% 22.5% 25.0% 5.0% 65 – 70% 70 – 75% 75 – 80% 80 – 85% 85 - 90% Increase in RWA 10.0% 40 – 45% 45 – 50% 50 – 55% 55 – 60% 60 – 65% 15.0% 25% 25 – 35% 35 – 40% 40 – 45% 45 – 50% In accordance with the Material Fact issued today, we intend: • To maintain the practice of paying minimum net interest on capital and dividends at 35% of the net income and exclude the maximum limit currently determined as 45%. • The total amount to be distributed each year will be set forth by the Board of Directors, considering (1) the Company’s capitalization level, according to rules issued by the Central Bank of Brazil, (2) the minimum level determined by the Board of Directors ( CET1(2)= currently 13.5%) , (3) the profitability in the year, (4) the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement; (5) changes in tax legislation; (6) significant changes in risk-weighted assets (RWA(3)); among others. Therefore, the percentage to be distributed may change every year based on the profitability and capital demands of the Company, always considering the minimum distribution ser forth in our Bylaws. (1) Includes total amounts of dividends and share buyback. Simulations include the June 2017 base and Citibank and XP Investimentos transactions. (2) Common Equity Tier I. (3) Risk-Weighted Assets. 15 (4) Return on Equity.

Prospect for Capital Demand in Coming Years Regulatory Investments Business Expansion Share Buyback 16

Share Buyback Conditions: Capital Excess; Satisfactory Volume of Dividends (= 35% of Recurring Net Income); Return to stockholders above the cost of capital, based on a conservative projection. 17

Buy Back Timing Closing Price of the Preferred Share (ITUB4)(1) Average Repurchase Price (R$) and total amount repurchased per year (R$ million) R$ 43.53 41 2017(2) 36 2014 R$ 36.19 R$ 1,375 MM R$ 34.75 R$ 35 MM 2011 31 R$ 31.79 2016 R$ 1,302 MM 2015 R$ 30.13 2012 2013 R$ 947 MM R$ 28.80 R$ 26.1 R$ 28.45 R$ 28.18 R$ 3,324 MM R$ 122 MM R$ 662 MM 26 Total Repurchased: R$ 8 Billion 21 Dec-08 June-09 Dec-09 June-10 Dec-10 June-11 Dec-11 June-12 Dec-12 June-13 Dec-13 June-14 Dec-14 June-15 Dec-15 June-16 Dec-16 June-17 22-Sep-17 (1) Price not adjusted by payments (for example, bonus in shares) (2) Up until August 2017. 18

When to Buy Back Closing Price of the Preferred Share (ITUB4)(1) Average Repurchase Price and total amount repurchased per year 43.53 41 2017(2) 36 “The remaining preferred 2014 R$ 36.19 R$ 1,375 MM stockholders increased their R$ 34.75 R$ 35 MM 2011 31 R$ ownership interest 31.79 in the capital of 2016 R$ 1,302 MM 2015 R$ 30.13 2012 2013 the bank by 3.29%.” R$ 947 MM R$ 28.80 R$ 26.1 R$ 28.45 R$ 28.18 R$ 3,324 MM R$ 122 MM R$ 662 MM 26 Total Repurchased: R$ 8 Billion 21 Dec-08 June-09 Dec-09 June-10 Dec-10 June-11 Dec-11 June-12 Dec-12 June-13 Dec-13 June-14 Dec-14 June-15 Dec-15 June-16 Dec-16 June-17 22-Sep-17 (1) Price not adjusted by payments (for example, bonus) (2) Up until August 2017. 18

Conclusion • A Business Model focused on optimizing capital requirements. 19

Conclusion • A Business Model focused on optimizing capital requirements. • Internal profit generation higher than capital demand for business growth. 19

Conclusion • A Business Model focused on optimizing capital requirements. • Internal profit generation higher than capital demand for business growth. • We do not intend to operate with capital in excess to the determined levels. 19

Conclusion • A Business Model focused on optimizing capital requirements. • Internal profit generation higher than capital demand for business growth. • We do not intend to operate with capital in excess to the determined levels. • Payout will be determined by the Board of Directors, considering the capitalization level desired, the prospect of capital demand based on the expected growth, acquisitions, share buyback, regulatory and tax legislation changes, seeking to maintain the minimum distribution at 35%. 19